

Mail Stop 7010

January 16, 2009

China Precision Steel, Inc.
Attention: Wo Hing Li
18th Floor, Teda Building
87 Wing Lok Street
Sheung Wan, Hong Kong
People's Republic of China

Re: China Precision Steel, Inc.
Registration Statement on Form S-3
Filed December 30, 2008
File No. 333-156504

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page 12 that you may include warrants in units. If such units would constitute separate securities in their own right, please make appropriate revisions throughout the registration statement to include such units in the registration statement (e.g., the fee table, the prospectus cover page and the "Description of Securities section"). Otherwise, clarify how the securities would be combined.

Fee Table

2.   In note (1) to the fee table, you refer to indeterminate amounts of securities whose aggregate offering prices do not exceed $40 million, as well as an indeterminate number of shares issuable pursuant to antidilution provisions under Rule 416. In addition, in the last sentence of the note, you refer to an indeterminate amount of securities that may be issued upon conversion or exchange of debt or equity securities. Please clarify that these securities are included in the $40 million of securities being registered. Rule 416 can not be used to register securities issuable due the operation of a conversion formula. Please see Question 139.10 of the Compliance and Disclosure Interpretations, available in the Corporation Finance section of our website.

Outside Back Prospectus Cover Page

3.   Please add debt securities and, if applicable, units to the list of securities that may be sold pursuant to the prospectus.

Item 16. Exhibits, page II-3

4.   Please add the following exhibits to the list of exhibits to the registration statement:

- The certificate of designation or other instrument defining the rights of the preferred stock;

- The form of warrant agreement applicable to this offering;

- The form of unit agreement, if applicable;

- The form of each of the indentures complying with the requirements of Item 601(b)(4)(iv) of Regulation S-K; and

- The Form T-1 or a reference to Trust Indenture Act Section 305(b)(2).

Please note that the form of indenture(s) must be filed as exhibits prior to the effectiveness of the registration statement.

Exhibit 5.1—Opinion of Pillsbury Winthrop Shaw Pittman LLP

5.   Please have counsel revise its legal opinion in the following respects:

- Expand the scope of the opinion to cover the units and any other securities being registered;

- Add an opinion as to whether the debt securities and the warrants will be binding obligations of the registrant;

- Restate the legality opinion required by Item 601(b)(5)(i) of Regulation S-K as a separate opinion, as it is currently unclear because it is presented in a list of assorted items;

- To the extent the warrant agreements and the indentures are governed by the laws of a jurisdiction other than Delaware, revise the opinion accordingly so that it addresses the laws of such jurisdiction in addition to Delaware law; and

- Revise the opinion to clarify that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Please re-file the revised opinion as an exhibit to the registration statement.

6.   Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing. See Telephone Interpretation D(11) for Rule 415 (July 1997), available in the Corporation Finance section of our website.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Brigitte Lippmann, senior staff attorney, at (202) 551-3713 if you have questions.

Sincerely,

Pamela Long
Assistant Director

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)